NEWS RELEASE

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 13, 2025

Seabridge Gold Announces US$100 Million in Financings

Includes US$20 Million from Strategic Investor

Base Shelf Prospectus Accessible and Prospectus Supplement to be Accessible on SEDAR+

Toronto, Canada - Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") announced today it has entered into an agreement with RBC Capital Markets and Cantor Fitzgerald Canada Corporation (together the "Co-Lead Underwriters"), as co-lead underwriters and joint bookrunners on behalf of a syndicate of underwriters (collectively, the "Underwriters"), to purchase, on a bought deal basis, 6,540,000 common shares of the Company (the "Offered Shares") at the price of US$12.25 per Offered Share (the "Issue Price") for aggregate gross proceeds of approximately US$80 million (the "Offering"). The Underwriters will have an option to purchase up to an additional 15% of the Offered Shares issued in the Offering at the Issue Price to cover over-allotments, exercisable in whole or in part, at any time until 30 days after the closing of the Offering.

Concurrent with the Offering, Seabridge has also entered into a subscription agreement with a strategic investor (the "Strategic Investor") to purchase 1,640,000 common shares of the Company on substantially the same terms as the Offering for aggregate gross proceeds of approximately US$20 million (the "Private Placement"). Seabridge expects to raise aggregate gross proceeds of approximately US$100 million (equivalent to approximately C$143 million) between both the Offering and the Private Placement (together, the "Financing").

The Financing is expected to close on or about February 19, 2025 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The net proceeds of the Financing will be used by the Company to make the payments to BC Hydro contracted for completion of the KSM switching station; complete a program to collect all remaining anticipated field data for, and undertake early value engineering to support, a KSM bankable feasibility study; fund other costs associated with ongoing activities at the Company's 100%-owned KSM gold-copper project in northeast British Columbia, Canada; and for general corporate purposes.

Seabridge Chairman and CEO Rudi Fronk commented: "We have committed to approximately $150 million in work at our KSM project in 2025 to continue moving it forward and to maintain our commitment to our indigenous partners and local communities. The work includes critical path items to position KSM for a future partnership and establish the path of future work."

The Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-283616) (the "Registration Statement"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Ontario, British Columbia, Alberta, Manitoba, Saskatchewan, Nova Scotia and Yukon and the United States Securities and Exchange Commission (the "SEC"). Access to the Base Shelf Prospectus, the Prospectus Supplement, and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Prospectus Supplement (together with the related Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292; RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com; RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, New York 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com; Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, Ontario, M5H 3M7, email: ecmcanada@cantor.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is set in Yukon. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Forward Looking Statements

All reserve and resource estimates reported by Seabridge or in respect of the Snowfield Property were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the use of proceeds and timing of closing of the Financing, obtaining security regulatory approvals and status of the KSM project are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2023 Annual Information Form filed with SEDAR+ in Canada (available at www.sedarplus.ca) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.com